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14048473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

SEC FILE NUMBER
8-43902

☀ A♭
3/18

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/13   AND ENDING   12/31/13
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Watermark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue
(No. and Street)

New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Michael Link   212-451-1187
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, <u>Marc Baltuch</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Watermark Securities, Inc.</u>, as of <u>December 31, 2013</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MOSHE A. LUCHINS
Notary Public, State of New York
No. 02LU5078353
Qualified in New York County
Commission Expires May 27, 2015

_____
Notary Public

_____
Signature

President
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B

Watermark Securities, Inc.

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A
PUBLIC DOCUMENT



Watermark Securities, Inc.

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A
PUBLIC DOCUMENT

Watermark Securities, Inc.

Contents

IBDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

Board of Directors
Watermark Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Watermark Securities, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Watermark Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 25, 2014

4

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 711,119
Receivable from clearing broker	251,347
Prepaid expenses and other	77,615
Property and equipment (net of accumulated depreciation and amortization of $163,930)	60,236
Total Assets	**$1,100,317**

Liabilities and Stockholders' Equity	
Liabilities:	
Payable to clearing broker	$ 44,876
Accrued expenses and other liabilities	69,713
Total Liabilities	114,589
Commitments (Note 8)	
Stockholders' Equity	985,728
Total Liabilities and Stockholders' Equity	**$1,100,317**

See accompanying notes to statement of financial condition.

1. Business

Watermark Securities, Inc. ("Company") is a broker-dealer providing services for affiliated institutional clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company clears all transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of ninety days or less, as cash and cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes and, as such, income flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal or New York State income taxes.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

It is the policy of the Company to comply with the provisions applicable to S corporations, as defined by Subchapter S of the Internal Revenue Code. Therefore, no Federal income tax provision is required.

The Company files U.S. Federal and various state and local income tax returns. No income tax returns are currently under examination. The Company is generally no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for the years ended December 31, 2009 and prior.

Management has analyzed the Company's tax positions taken on Federal and state income tax returns for all open tax years and has concluded that, as of December 31, 2013, no liabilities are required to be recorded in connection with such uncertain tax positions in the Company's statement of financial condition.

3. Significant Risk Factors

Commitments and Financial Instruments With Off-Balance Sheet Risk

The Company is subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of financial instruments.

Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its market exposure and counterparty risk.

4. Receivable From Clearing Broker

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. Included in receivable from clearing broker is $100,000 in cash held in this account at December 31, 2013. This cash serves as collateral for potential defaults of the Company and for any amounts due to broker.

Receivable from clearing broker includes all cash balances held at this broker and net commissions due from this broker.

The Company is subject to a $250,000 cancellation fee payable to its clearing broker should the Company terminate its clearing agreement prior to October 31, 2014.

5. Property and Equipment

At December 31, 2013, property and equipment consists of:

	Amount
Computer equipment	$ 133,166
Furniture and fixtures	23,941
Leasehold improvements	67,059
	224,166
Less: Accumulated depreciation and amortization	(163,930)
	$ 60,236

6. Related Party Transactions

An affiliate provides certain administrative, operational, and other services whose costs are allocated to the Company. Included in prepaid expenses and other assets is $52,279 for 2013 payments that exceeded allocated costs to this affiliate.

7. Employee Benefit Plan

The Company participates in a profit sharing plan covering substantially all employees, which provides for annual contributions as determined by the Company.

The Company did not make a contribution for the year ended December 31, 2013.

8. Regulatory Net Capital Requirements

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at December 31, 2013, the Company's regulatory net capital of $847,877 exceeded minimum requirements by $840,238 and the ratio of aggregate indebtedness to regulatory net capital was .14 to 1.

9. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through the date the statement of financial condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.